June 15, 2017

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Lattice Semiconductor Corporation
Form 10-K for the Fiscal Year ended December 31, 2016
Filed March 1, 2017

Dear Ms. Blye:

We have reviewed your letter of May 25, 2017 to us setting forth staff comments on the Lattice Semiconductor Corporation (“Lattice”) Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”).

For your convenience, Lattice’s responses below have been keyed to your comments. Page numbers in the responses refer to the 2016 Form 10-K as originally filed.

General

1.
We note that various press releases available on your website indicate that you have significant business with Huawei Technologies Co. Ltd. and ZTE Corporation, companies which are reported to have sold products into Sudan and Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Sudan and Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, original equipment manufacturers, distributors or other direct or indirect arrangements. You should describe any products, technology or services you have provided into Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Response to Comment No. 1:

Upon receipt of the Staff’s comments, Lattice conducted a review of its business dealings with Huawei Technologies Co. Ltd. (“Huawei”) and ZTE Corporation (“ZTE”) and its export control practices, both generally as they relate to Sudan and Syria and with respect to Huawei and ZTE. Lattice has no known past, current or anticipated contacts with Sudan or Syria, whether through

Lattice or its subsidiaries, affiliates, distributors, manufacturers, partners, resellers or other direct or indirect arrangements. In addition, to our knowledge, Lattice has not provided any products, technology or services to Sudan or Syria, nor does it have or has it had any agreements, commercial arrangements, or other contacts with the governments of or commercial entities based in those countries or entities controlled by their governments. Further, Lattice does not plan to make any such sales or purchases or engage in any such transactions in the future.

With respect to Huawei and ZTE, Lattice sells to each of Huawei and ZTE certain of the many components Huawei and ZTE, respectively, incorporate into their consumer products. Both Huawei and ZTE are very large manufacturers of electronics for the consumer market and sells hundreds of millions of their products globally. Lattice has no actual control over where Huawei and ZTE sell their products and Lattice is not in a position to comment on jurisdictions where Huawei and ZTE may sell their products.

Lattice's standard terms and conditions of sale obligate both Huawei and ZTE to strictly comply with United States export control laws and regulations. Lattice's terms and conditions state:

IMPORT AND EXPORT REQUIREMENTS - Buyer will not use, distribute, transfer, transmit, or otherwise export any products or technical information (even if incorporated into other products) acquired hereunder except in compliance with United States, Singapore and all other applicable export laws and regulations (“Export Laws”) . . . Buyer warrants that the products purchased by Buyer . . . will not be re-exported or sold . . . to any sanctioned entities. Buyer further warrants that Buyer will comply in all respects with all applicable Export Laws . . .

Lattice’s terms and conditions are reiterated to each of Huawei and ZTE with every purchase order acknowledgment and every financial invoice provided to each of Huawei and ZTE.

Finally, many of the components are shipped to Huawei and ZTE locations by Lattice’s third-party logistics provider, JSI Logistics Inc. (“JSI”). Every shipment from JSI is accompanied by a statement on every packing list and commercial invoice as follows:

These items are controlled by the U.S. Government and authorized for export only to the country of ultimate destination for use by the ultimate consignee or end-user(s) herein identified. They may not be resold, transferred, or otherwise disposed of, to any other country or to any person other than the authorized ultimate consignee or end-user(s), either in their original form or after being incorporated into other items, without first obtaining approval from the U.S. government or as otherwise authorized by U.S. law and regulations.

Huawei and ZTE also place certain of their orders for these parts through Lattice distributors. Lattice's agreements with its distributors similarly provide that its distributors will not use, distribute, transfer, transmit or otherwise export any of Lattice's products or technical information (even if incorporated into other products) except in compliance with U.S. and all other applicable export laws and regulations. Lattice periodically engages with its distributors to emphasize the need to comply with export laws and monitors sales by distributors to assure appropriate compliance.

In sum, Lattice has no agreement, understanding or arrangement with Huawei, ZTE or any distributor, OEM, customer or other party to have Lattice products, technology or related services provided to Sudan, Syria or any other country designated as a state sponsor of terrorism by the State Department or which is subject to similar U.S. economic sanctions and export controls (each, a

“Prohibited Country”). Instead, as part of Lattice’s export compliance program, these parties are all informed, often through multiple means, that U.S. export laws and regulations are applicable to Lattice and its products. In particular, its customers are prohibited from providing Lattice products to a Prohibited Country.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response to Comment No. 2:

As stated in the response to Comment No. 1 above, Lattice has no known past, current or anticipated direct or indirect contacts with Sudan or Syria. Lattice has no reason to believe that the type of divestment or similar initiatives described in Comment 2 would have a material impact on Lattice’s reputation, or the investment decisions of Lattice’s investors.

3.
We are aware of news articles reporting that Huawei is effectively banned from selling its telecommunications network equipment in the United States and that the Commerce Department is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your business with Huawei.

Response to Comment No. 3:

Lattice has no knowledge of the truth of allegations reported in news articles regarding Huawei and its export activities. At this time, Lattice has no reason to believe that the reported allegations would have a material adverse impact on Lattice’s reputation or other material adverse effects on Lattice. However, Lattice will continue to review reports and further investigate its relationship with Huawei and make appropriate disclosures accordingly.

4.
On pages 4-6 you state that your products include field programmable gate arrays (FPGAs), which are included in the Commerce Department’s Commerce Control List. Please tell us whether, to the best of your knowledge, understanding and belief, any of the products or technology you have provided or intend to provide, directly or indirectly, into Sudan and

Syria are controlled items included in the Commerce Control List. If so, tell us whether any such items have military uses, and describe such possible uses of which are you aware.

Response to Comment No. 4:

As noted by the Staff’s comment, certain of Lattice’s products are included in the Commerce Department’s Commerce Control List. While these products are not specifically designed or intended for military use, as with many technology products, Lattice’s products are considered dual use products or technology, as defined by the Export Administration Regulations (“EAR”). As stated in the response to Comment No. 1 above, to our knowledge, Lattice has not provided products or technology, directly or indirectly, into Sudan and Syria for either civilian or military use. We accordingly further believe, to our knowledge, none of Lattice’s products have been put to military use by the government of Syria or Sudan.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (503) 268-8000.

Sincerely,

Lattice Semiconductor Corporation

/s/ Max Downing
Max Downing
Chief Financial Officer